March 25, 2025

Kit Wong
Chief Executive Officer
Charming Medical Limited
Units 1803-1806, 18/F, Hang Lung Centre
2-20 Paterson Street, Causeway Bay, Hong Kong

       Re: Charming Medical Limited
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 10, 2025
           CIK No. 0002035992
Dear Kit Wong:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Growth Drivers in the Related Industries
Preference for Natural Ingredients and Gradual Standardization of Qualification for Beauty
Industry Professionals, page 80

1. We note your response to prior comment 16. Please further revise to disclose when the study conducted by Lingnan University on the preferences of users of TCM gynecological therapies was conducted.
 March 25, 2025
Page 2
Management
Employment Agreements and Director Offer Letters, page 107

2. We note your response to prior comment 26, which we reissue in part. Please revise your disclosure in this section to include a summary of the material terms of the employment agreements between the company and each named executive officer.

       Please contact Christie Wong at 202-551-3684 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters.
Please contact Lauren Hamill at 303-844-1008 or Chris Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Jason Ye